Exhibit 99.1

Nevada Geothermal Power Inc. to Participate in

Jefferies 5th Global Clean Technology Conference

VANCOUVER, B.C. (May 28, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that  Brian Fairbank, President and Chief Executive Officer, will  present at the Jefferies 5th Global Clean Technology Conference in New York City.

Mr. Fairbank will provide an overview of NGP’s business at 2:00 p.m. Eastern Standard Time on June 5th, 2008 during a live webcast.  To access this live event, please click on link:  http://www.wsw.com/webcast/jeff25/nglpf. The presentation will be archived for 90 days following the conference.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain with an expected Phase 1 production start-up at the end of 2009, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to 200 MW from the current lease-holds.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain Phase 1 to be on line by the end of 2009, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.